                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )


                                Biofield Corp.
                                --------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   090591108
                                   ---------
                                (CUSIP Number)


                             Andrew S. Paul, Esq.
                       c/o Tudor Investment Corporation
                        One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                (212) 602-6700
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 17, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 090591108
--------------------
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                [X ]
-----------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF          0
  SHARES        -----------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY           189,841
  EACH          -----------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
  PERSON             0
  WITH          -----------------------------------
                10  SHARED DISPOSITIVE POWER
                    189,841
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    189,841
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.9%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 090591108
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Paul Tudor Jones, II
        TIN:
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
-----------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
-----------------------------------------------------------------
                 7     SOLE VOTING POWER
  NUMBER OF            0
    SHARES       -----------------------------------
BENEFICIALLY     8     SHARED VOTING POWER
  OWNED BY             730,158
    EACH         -----------------------------------
 REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON              0
    WITH         -----------------------------------
                 10    SHARED DISPOSITIVE POWER
                       730,158
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                       730,158
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                     [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.3%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------

--------------------
CUSIP NO. 090591108
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor BVI Futures, Ltd.
        TIN: n/a
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
--------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
--------------------------------------------------------------
                  7  SOLE VOTING POWER
  NUMBER OF          0
    SHARES        --------------------------
BENEFICIALLY      8  SHARED VOTING POWER
  OWNED BY           189,841
    EACH          --------------------------
 REPORTING           SOLE DISPOSITIVE POWER
   PERSON            0
    WITH          --------------------------
                  10 SHARED DISPOSITIVE POWER
                     189,841
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                     189,841
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                   [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.9%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
-------------------------------------------------------------------------------

--------------------
CUSIP NO. 090591108
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Upper Mill Capital Appreciation Fund Ltd.
        TIN:  n/a
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
------------------------------------------------------
                 7     SOLE VOTING POWER
  NUMBER OF            0
    SHARES       -----------------------------------
BENEFICIALLY     8     SHARED VOTING POWER
  OWNED BY             299,365
    EACH         -----------------------------------
 REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON              0
    WITH         -----------------------------------
                 10   SHARED DISPOSITIVE POWER
                      299,365
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                      299,365
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     3.0%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 090591108
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Proprietary Trading, L.L.C.
        TIN:  13-3720063
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------
                7       SOLE VOTING POWER
  NUMBER OF             0
    SHARES      ------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
  OWNED BY              240,952
    EACH        ------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON               0
    WITH        ------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        240,952
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                        240,952
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        2.4%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
-----------------------------------------------------------------

--------------------
CUSIP NO. 090591108
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Capital (U.K.), Ltd.
        TIN: n/a
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------
                    7       SOLE VOTING POWER
  NUMBER OF                 0
    SHARES          ------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER
  OWNED BY                  489,206
    EACH            ------------------------------------------
 REPORTING          9       SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH            ------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            489,206
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                            489,206
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.9%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 090591108
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Capital (U.K.), L.P.
        TIN:  n/a
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
-----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF            0
    SHARES      ------------------------------------------
BENEFICIALLY    8      SHARED VOTING POWER
  OWNED BY             489,206
    EACH        ------------------------------------------
 REPORTING      9      SOLE DISPOSITIVE POWER
   PERSON              0
    WITH        ------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       489,206
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                       489,206
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.9%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
-----------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

        This Schedule 13D, dated December 23, 1997, relates to the common stock, par value $.001 per share ("Common Stock"), of Biofield Corp., a Delaware corporation (the "Company"), filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI"), Tudor Proprietary Trading, L.L.C., a Delaware limited liability company ("TPT"), The Upper Mill Capital Appreciation Fund Ltd., a company organized under the laws of the Cayman Islands ("Upper Mill"), Tudor Capital (U.K.), Ltd., a company organized under the laws of England and Wales ("Tudor Ltd.") and Tudor Capital (U.K.), L.P., a limited partnership organized under the laws of England and Wales ("Tudor L.P.", and collectively with TIC, Mr. Jones, TPT, Tudor Ltd., Upper Mill and Tudor BVI, the "Reporting Persons").* The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

        The Company's principal executive offices are located at 1225 Northmeadow Pkwy., Suite 120, Roswell, GA 30076.


Item 2.  Identity and Background.
         -----------------------

        The Reporting Persons are TIC, Mr. Jones, Tudor BVI, Upper Mill, Tudor Ltd., Tudor L.P. and TPT. The business address of each of TIC and Mr. Jones is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Tudor BVI and Upper Mill is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of TPT, Tudor Ltd., and Tudor L.P. is The Upper Mill, Kingston Road, Ewell, Surrey KT17 2AF, England.

        TIC is an international money management firm that acts as investment advisor to Tudor BVI and sub-advisor to Upper Mill, among others.

        Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.



------------------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

        Tudor L.P. is an international money management firm that serves as investment advisor to Upper Mill and sub-advisor to Tudor BVI.

        Tudor Ltd. serves as the sole general partner of Tudor L.P.

        Each of Tudor BVI, TPT and Upper Mill is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

        The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, Tudor BVI, TPT, Tudor Ltd. or Upper Mill is set forth on Schedule I hereto and is incorporated by reference herein.

        During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

        On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alleged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

        As more fully set forth on Schedule II hereto, on December 17, 1997, TPT, Tudor BVI and Upper Mill purchased 240,952, 189,841 and 299,365 shares of Common Stock, respectively. Such shares were acquired by each such Reporting Person in a private transaction with the Company for cash funded by (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Person.

Item 4.  Purpose of Transaction.
         ----------------------

        Each of Tudor BVI, TPT and Upper Mill initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in the Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

        Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. See Item 6 below for a discussion of the Registration Rights Agreement (as defined below).


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

        Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock within the past sixty days.

        Because TIC acts as investment advisor to Tudor BVI, and has the power to retain or remove sub-advisors, TIC may be deemed to beneficially own the shares of Common Stock owned by such Reporting Person. Because Tudor L.P. provides investment advisory services to Upper Mill and Tudor BVI, Tudor L.P. may be deemed to beneficially own the shares of Common Stock owned by Upper Mill and Tudor BVI. Tudor Ltd., as the sole general partner of Tudor L.P., may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by Tudor L.P. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TPT and Tudor Ltd., Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC, TPT and Tudor Ltd.

        Based on information provided by the Company that there were 10,029,609 shares of Common Stock issued and outstanding as of December 17, 1997, each Reporting Person beneficially owns (or, with respect to TIC, Tudor L.P., Tudor Ltd. and Mr. Jones, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Tudor L.P., Tudor Ltd. and Mr. Jones, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of Tudor BVI and Upper Mill has the power to remove TIC and Tudor L.P. as an investment advisor and because TIC has the power to remove Tudor L.P. as sub-advisor of Tudor BVI. Each of Tudor BVI, Upper Mill and TPT expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other such Reporting Person and each of TIC, Tudor L.P., Tudor Ltd. and Mr. Jones disclaims beneficial ownership of the Common Stock beneficially owned by Tudor BVI, Upper Mill and TPT and, in the case of TIC and Mr. Jones, Tudor L.P. and Tudor Ltd.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities
         of the Issuer
         -------------------------------------------

        Pursuant to Subscription Agreements, dated December 17, 1997 (the "Subscription Agreements"), between the Company and each of TPT, Tudor BVI and Upper Mill, such Reporting Persons purchased 240,952, 189,841 and 299,365 shares of Common Stock, respectively.

        In connection with the consummation of the transactions contemplated by the Subscription Agreements, the Company entered into a Registration Rights Agreement, dated December 17, 1997 (the "Registration Rights Agreement") with the Initial Investors (as defined in the Registration Rights Agreement) named therein. Pursuant to the Registration Rights Agreement, the Company has agreed to file as soon as reasonably practicable following the date of the Subscription Agreements (the "Closing Date"), a registration statement on Form S-3 covering resales of the shares of Common Stock purchased by the Initial Investors (the "Registrable Shares") in accordance with the Subscription Agreements between such Initial Investors and the Company. The Registration Rights Agreement provides that the Company will use its best efforts to cause such registration statement to become effective as soon as reasonably practicable and, in any event, within seventy-five days following the Closing Date (the "Pre-registration Period") and to maintain the effectiveness of such registration statement with respect to an Initial Investor until the Registrable Shares registered therein by such Initial Investor are sold pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act"), or are eligible to be sold pursuant to Rule 144(k) under the Securities Act or are sold in compliance with Rule 144. Under certain conditions as set forth in the Registration Rights Agreement, the Company shall issue additional shares of Common Stock to the Initial Investors if there is a delay beyond the Pre-registration Period in the registration of the Registrable Shares or a reduction in the ability of the Initial Investors to sell the Registrable Shares. A copy of the Registration Rights Agreement is attached as Exhibit 1 hereto.



Item 7.  Material to Be Filed as Exhibits
         --------------------------------

        (1)  Registration Rights Agreement

                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  December 23, 1997


                            TUDOR INVESTMENT CORPORATION



                            By:   \s\ Andrew S. Paul
                                --------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                               \s\ Paul Tudor Jones, II
                            --------------------------
                            Paul Tudor Jones, II



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR CAPITAL (U.K.), L.P.
                                  Sub-Investment Manager



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            THE UPPER MILL CAPITAL
                             APPRECIATION FUND LTD.

                            By: TUDOR CAPITAL (U.K.), L.P.
                                  Investment Manager


                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            TUDOR PROPRIETARY TRADING, L.L.C.



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR CAPITAL (U.K.), LTD.



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR CAPITAL (U.K.), L.P.

                            By: TUDOR CAPITAL (U.K.), LTD.,
                                 General Partner



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                                                            Schedule I

                              EXECUTIVE OFFICERS AND DIRECTORS
                              OF THE REPORTING PERSONS

I.  TIC

        The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                           Principal Occupation/
Name                       Business Address
----                       ----------------

Paul Tudor Jones, II*      Chairman of the Board of Directors, Chief Executive
                           Officer of TIC.

Mark F. Dalton             Director, President and Chief Operating Officer of
                           TIC.

James J. Pallotta          Director and Vice President of TIC.

David E. Allanson          Director of TIC.  Mr. Allanson trades in
Citizen of United          securities and other financial instruments
Kingdom                    for TPT and certain investment funds advised by Tudor
                           Capital (U.K.), L.P., both of which are located at The Upper Mill, Kingston Road, Ewell, Surrey KT17
                           2AF, England.

Andrew S. Paul             Director, Vice President, General Counsel and
                           Corporate Secretary of TIC.

Richard L. Fisher          Director of TIC. Mr. Fisher is a Senior Vice
                           President of Dunavant Enterprises, Inc., 3797
                           Getwell Road, Memphis, TN  38118.

Mark Pickard               Director, Vice President and Chief Financial Officer
                           of TIC.

Robert P. Forlenza         Director and Vice President of TIC





----------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  TUDOR BVI

        The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                               Principal Occupation/
Name                           Business Address
----                           ----------------

Inter Caribbean Services Ltd.  Director of Tudor BVI. The principal
Incorporated in British        place of business of Inter Caribbean
Virgin Islands                 Services Ltd. is c/o Curacao International Trust
                               Company N.V. ("CITCO"), Kaya Flamboyan 9,
                               Curacao, Netherlands Antilles.

David P. d'Abrumenil           Director of Tudor BVI.
Citizen of United Kingdom      Chairman, Lionspring Enterprises Limited, 36 John
                               Street, London WC1N 2AT, England, which is a financial consulting firm.

Jean-Pierre Jacquemoud         Director of Tudor BVI. Attorney,
Citizen of Switzerland         Jacquemoud & Stanislas, 2, rue Bellow, Geneva
                               1206, Switzerland.

Bernard A. Loze                Director of Tudor BVI. Chairman and Chief
Citizen of France              Executive Officer of Loze et Associe, 43,
                               Avenue Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson                Director of Tudor BVI. Chairman of
Citizen of France              European Investment Managers, c/o Harney,
                               Westwood & Riegels, P.O. Box 71, Road Town,
                               Tortola, British Virgin Islands, which is a consulting and money management firm.

Karl-Erbo G. Kageneck          Director of Tudor BVI.  Attorney,
Citizen of Germany             TMW/AG, Wittelsbacher Platz 1, Munich Germany
                               80333

III.  THE UPPER MILL CAPITAL APPRECIATION FUND LTD.

        The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Upper Mill is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                              Principal Occupation/
Name                          Business Address
----                          ----------------

Inter Caribbean Services Ltd. Director of Upper Mill.  See information under
                              Tudor BVI.

Jean-Pierre Jacquemoud        Director of Upper Mill. See information under
                              Tudor BVI.

Arpad A. Busson               Director of Upper Mill. See information under
                              Tudor BVI.

Karl-Erbo G. Kageneck         Director of Upper Mill. See information under
                              Tudor BVI.

Anthony J. Stocks             Director of Upper Mill.  Managing
Citizen of United Kingdom     Director, Curacao International Trust Company
                              N.V., Kaya Flamboyan 9, Curacao, Netherlands
                              Antilles, which provides administrative and other services to investment funds.

IV.  TUDOR PROPRIETARY TRADING, L.L.C.

        The name and present principal occupation or employment of each executive manager of TPT is set forth below. Each of such persons is a director or officer of TIC. The business address of each such person is c/o TIC at the address set forth under Item 2 of this Schedule 13D, with the exception of Mr. Allanson whose business address is c/o TPT at the address set forth under Item 2 of this Schedule 13D. Each such person is a citizen of the United States, with the exception of Mr. Allanson who is a citizen of the United Kingdom. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                    Principal Occupation
----                    --------------------

Paul Tudor Jones, II*   Chairman of the Board of Directors, Chief Executive
                        Officer of TIC.

Mark F. Dalton          Director, President and Chief Operating Officer of
                        TIC.

James J. Pallotta       Director and Vice President of TIC.

Andrew S. Paul          Director, Vice President, General Counsel and
                        Corporate Secretary of TIC.

David E. Allanson       Director of TIC and Vice President of TPT.

Mark Pickard            Director, Vice President and Chief Financial Officer of
                        TIC.

Robert P. Forlenza      Director and Vice President of TIC.




-----------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

VI.

TUDOR CAPITAL (U.K.), LTD.

        The name and present principal occupation or employment of each director of Tudor Ltd. is set forth below. Each of such persons is a director or officer of TIC with the exception of Mr. Heffernan. The business address of each such person is c/o TIC at the address set forth under Item 2 of this Schedule 13D, with the exception of Mr. Allanson and Mr. Heffernan whose business address is c/o TPT at the address set forth under Item 2 of this Schedule 13D. Each such person is a citizen of the United States, with the exception of Mr. Allanson and Mr. Heffernan who are both citizens of the United Kingdom. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                   Principal Occupation
----                   --------------------

Paul Tudor Jones, II*  Chairman of the Board of Directors, Chief Executive
                       Officer of TIC.

Mark F. Dalton         Director, President and Chief Operating Officer of
                       TIC.

James J. Pallotta      Director and Vice President of TIC.

Andrew S. Paul         Director, Vice President, General Counsel and
                       Corporate Secretary of TIC.

David E. Allanson      Director of TIC and Vice President of TPT.

Mark Pickard           Director, Vice President and Chief Financial Officer of
                       TIC.

Robert P. Forlenza     Director and Vice President of TIC.

Mark A. Heffernan      Director of Tudor Ltd. and Vice President of TPT.






----------------------

* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

                                                            Schedule II

                                TRANSACTIONS

        All shares of Common Stock were purchased in a private transaction with the Company for cash.


Tudor BVI
---------

Date          Transaction             # Shares             $/Share
----          -----------             --------             -------
12/17/97      Purchase                189,841              $3.1500

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  189,841

Upper Mill
------------

Date          Transaction             # Shares             $/Share
----          -----------             --------             -------
12/17/97      Purchase                299,365              $3.1500

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  299,365

Tudor Proprietary Trading, L.L.C.
---------------------------------

Date          Transaction             # Shares             $/Share
----          ------------            ---------            -------
12/17/97      Purchase                240,952              $3.1500

Total Common Stock beneficially owned as of the date of this Schedule 13D:
240,952

EXHIBIT INDEX
-------------



Exhibit No.            Description
-----------            ----------------------

   (1)                 Registration Rights Agreement